EXHIBIT 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change March 5, 2014
Item 3	News Release The news release dated March 5, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced that its Board of Directors adopted an Advance Notice Policy to provide Pretivm’s shareholders, directors and management with a clear framework for nominating persons for election as directors of the Company.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that its Board of Directors adopted an Advance Notice Policy (“the Policy”). The purpose of the Policy is to provide Pretivm’s shareholders, directors and management with a clear framework for nominating persons for election as directors of the Company.

The Policy has been adopted in order to facilitate an orderly and efficient annual general or, where the need arises, special meeting, to provide all shareholders with adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Among other things, the Policy fixes a deadline by which holders of record of common shares of Pretivm must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy is effective and in full force and effect as of March 4, 2014. In accordance with the terms of the Policy, the Policy will be put to shareholders of the Company for approval at the next annual meeting which is currently scheduled for May 14, 2014. If the policy is not confirmed at the annual meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the annual meeting. A copy of the Policy will be available on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 13th day of March, 2014.